June 25, 2019

Jie Zhao
Chairman
WiMi Hologram Cloud Inc.
No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing the People's Republic of China 100020

       Re: WiMi Hologram Cloud Inc.
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted June 13, 2019
           CIK: 0001770088

Dear Mr. Zhao:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Prospectus Summary
Holographic AR Advertising Services, page 1

1. We note that you provide some metrics for the three months ended March 31, 2019 and
       2018. Please also disclose here your other metrics such as the number of customers and average revenue per customer for the interim periods provided. Also, include a discussion regarding the duration of a typical AR Advertising service contract to add context to the changes in customer count on a quarterly versus annual basis.
 Jie Zhao
FirstName LastNameJieInc.
WiMi Hologram Cloud Zhao
Comapany NameWiMi Hologram Cloud Inc.
June 25, 2019
Page 2
June 25, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 74

2. Please revise your discussion regarding the increase in AR advertising services cost of revenue for the three months ended March 31, 2019 to indicate that such costs increased by RMB 7.4 million.
       You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services
cc:      Ari Edelman